Neil McGlone                    Motti Gadish                James E. Smith
Michael A. Burns & Associates   Retalix Investor Relations  IBM Media Relations
+1-214-521-8596                 +972-9-776-6677             +1 (914) 766-4231
nmcglone@mbapr.com              investors@retalix.com       smithje@us.ibm.com


               IBM and Retalix Collaborate On Technology Solutions
                     For Petroleum and Convenience Retailers

      Joint offering includes software, hardware and services to retailers of all sizes

     Dallas, TX; May 5, 2008 - Retalix(R) Ltd. (NASDAQ: RTLX) announced today a worldwide partnership with IBM (NYSE: IBM) to deliver combined software, hardware and services solutions to petroleum and convenience store retailers of all sizes. The partnership was announced at NACStech, the National Association of Convenience Stores' technology show, held in Dallas.

     Retalix and IBM will jointly market and implement technology solutions based on Retalix software applications, which are designed to support the specific business needs of petroleum and convenience retailers from the fuel pump and the point-of-sale (POS) to the headquarters. The combination of IBM hardware and Retalix software is already a solution of choice for several leading petroleum and convenience retailers.


     "Whether retailers are operating hundreds of sites or just a few stations, they can benefit from the combination of IBM point-of-sale hardware and services with Retalix's industry-tailored software solutions," said Steve Ladwig, General Manager, IBM Retail Store Solutions. "Retailers using both IBM and Retalix solutions can enhance customer service levels, lower overall operating costs, and reward loyal customers by delivering targeted promotions either in the store or at the pump."

     Retalix offers a broad line of software applications designed for petroleum and convenience store retailers, including Retalix StorePoint POS and store backoffice; Retalix Fuel, Retalix Commercial Fuel, Retalix HQ-Convenience for central price management; Retalix DemandAnalytX for optimization of store ordering and Retalix Loyalty and Promotions.

      "Retalix and IBM share a rich track record of addressing the needs of petroleum and convenience retailers, which made it natural to expand our cooperation into a joint worldwide go-to-market strategy," said Barry Shaked, president and CEO of Retalix. "The expansion of our existing technology partnership and reseller agreements underscores the increased value Retalix and IBM bring to customers by delivering tailored software solutions on IBM hardware with support from IBM Global Services and other partners around the world."

     Recently, IBM announced that it will work with StoreNext Retail Technologies LLC, a subsidiary of Retalix, to market pre-packaged retail solutions powered by IBM point-of-sale systems for independent retailers and regional chains in both the grocery and convenience retail segments. Retalix and StoreNext software applications on powerful IBM POS units will give retailers greater flexibility and choice to meet their IT requirements.

     For information on IBM Retail, visit: www.ibm.com/retail.

     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
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